Filed by Innoviz Technologies Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Collective Growth Corporation

Commission File No.: 001-39276

Date: February 18, 2021

Enabling the Autonomous Vehicle Revolution Analyst Day February 2021 1 1 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Enabling the Autonomous Vehicle Revolution Analyst Day February 2021 1 1 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Innoviz Technologies Ltd. (“the “Company” or “Innoviz”) and Collective Growth Corporation (“Collective Growth”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Innoviz, Collective Growth, Antara Capital LP or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Innoviz or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Innoviz and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations. Additional Information and Where to Find It This Presentation relates to a proposed transaction between Innoviz and Collective Growth. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel. 2 2 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Innoviz Technologies Ltd. (“the “Company” or “Innoviz”) and Collective Growth Corporation (“Collective Growth”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Innoviz, Collective Growth, Antara Capital LP or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Innoviz or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Innoviz and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innoviz and Collective Growth, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innoviz and the markets in which it operates, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Collective Growth’s securities, (ii) the risk that the transaction may not be completed by Collective Growth’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Collective Growth, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Collective Growth and Innoviz, the satisfaction of the minimum trust account amount following redemptions by Collective Growth’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Innoviz’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Innoviz and potential difficulties in Innoviz employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Innoviz or against Collective Growth related to the business combination agreement or the proposed transaction, (ix) the ability of Innoviz to list its ordinary shares on the Nasdaq, (x) the price of Innoviz’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Innoviz plans to operate, variations in performance across competitors, changes in laws and regulations affecting Innoviz’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Collective Growth’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Collective Growth from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz and Collective Growth assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innoviz nor Collective Growth gives any assurance that either Innoviz or Collective Growth will achieve its expectations. Additional Information and Where to Find It This Presentation relates to a proposed transaction between Innoviz and Collective Growth. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Innoviz intends to file a registration statement on Form F-4 that will include a proxy statement of Collective Growth and a prospectus of Innoviz. The proxy statement/prospectus will be sent to all Collective Growth stockholders. Collective Growth and Innoviz also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Collective Growth are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Collective Growth or Innoviz through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Collective Growth may be obtained free of charge from Collective Growth’s website at www.collectivegrowthcorp.com or by written request to Collective Growth at Collective Growth Corporation, 1805 West Avenue, Austin, TX 78701 and the documents filed by Innoviz may be obtained free of charge from Innoviz’s website at www.innoviz.tech or by written request to Innoviz at Innoviz Technologies Ltd., 2 Amal Street, Rosh HaAin, 4809202, Israel. 2 2 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Disclaimer Participants in Solicitation Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph. Industry and Market Data This presentation has been prepared by Innoviz and Collective Growth and includes market data and other statistical information from sources believed by Innoviz and Collective to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Innoviz or Collective Growth, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Innoviz and Collective Growth believe these sources are reliable, Innoviz and Collective Growth have not independently verified the information and cannot guarantee its accuracy and completeness. Antara Capital LP has not made any verification of the market data and other statistical information included in this presentation. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by Innoviz with the SEC and the proxy statement/prospectus contained therein. Some of the financial information and data contained in this Presentation, such as EBITDA and free cash flow, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Innoviz and Collective Growth believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Innoviz’s financial condition and results of operations. Innoviz’s management uses these non-GAAP measure for trend analyses and for budgeting and planning purposes. Innoviz and Collective Growth believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing Innoviz’s financial condition and results of operations with other similar companies, many of which present similar nonGAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Innoviz’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Innoviz’s audited financial statements, which will be included in the registration statement. No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. Use of Projections Any financial information or projections in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this Presentation should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events. This Presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innoviz, Collective Growth and other companies, which are the property of their respective owners. 3 3 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Disclaimer Participants in Solicitation Collective Growth and Innoviz and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Collective Growth’s stockholders in connection with the proposed transaction. Information about Collective Growth’s directors and executive officers and their ownership of Collective Growth’s securities is set forth in Collective Growth’s filings with the SEC, including Collective Growth’s final prospectus filed with the SEC on May 1, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph. Industry and Market Data This presentation has been prepared by Innoviz and Collective Growth and includes market data and other statistical information from sources believed by Innoviz and Collective to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Innoviz or Collective Growth, which in each case are derived from its review of internal sources as well as the independent sources described above. Although Innoviz and Collective Growth believe these sources are reliable, Innoviz and Collective Growth have not independently verified the information and cannot guarantee its accuracy and completeness. Antara Capital LP has not made any verification of the market data and other statistical information included in this presentation. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by Innoviz with the SEC and the proxy statement/prospectus contained therein. Some of the financial information and data contained in this Presentation, such as EBITDA and free cash flow, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Innoviz and Collective Growth believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Innoviz’s financial condition and results of operations. Innoviz’s management uses these non-GAAP measure for trend analyses and for budgeting and planning purposes. Innoviz and Collective Growth believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in comparing Innoviz’s financial condition and results of operations with other similar companies, many of which present similar nonGAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Innoviz’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded and included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Innoviz’s audited financial statements, which will be included in the registration statement. No Offer or Solicitation This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. Use of Projections Any financial information or projections in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Innoviz’s and Collective Growth’s control. While such information and projections are necessarily speculative, Innoviz and Collective Growth believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this Presentation should not be regarded as an indication that Innoviz or Collective Growth, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events. This Presentation is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Innoviz or Collective Growth and is not intended to form the basis of an investment decision in either company. All subsequent written and oral forward-looking statements concerning Innoviz and Collective Growth, the proposed transactions or other matters and attributable to Innoviz and Collective Growth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Innoviz, Collective Growth and other companies, which are the property of their respective owners. 3 3 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Company OverviewCompany Overview

Innoviz Was Built Around the Values of "Unit 81"

- Unit 81 is Israel's most elite technology unit in the Israeli Defense Forces
- Complex technology across multi-disciplinary fields
- Uncompromising level of reliability
- Unit 81 values of excellence, quality and speed are core to Innoviz
- "Making the Impossible Possible"

Dozens of companies started by alumni of Unit 81

RAD, XIV, PrimeSense, CERAGON, solaredge, PowerDsine, eToro, anobit, ADALLOM, Gilat

Unparalleled Concentration of Unit 81 Talent



Omer Keilaf
Co-founder, Chief Executive Officer



Oren Rosenzweig
Co-founder, Chief Business Officer



Oren Buskila
Co-founder, Chief R&D Officer



David Elooz
Chief Photonics Officer

25% of Innoviz's R&D Force are alumni of Unit 81


R&D
72%
R&D
S&M
G&A
Operations

c.270 Employees



INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

5

Innoviz at a Glance




2016
- Founded
- Series A $9 Million
- InnovizOne Announced



- Tier 1 Partnership – MAGNA

2017
- APTIV Tier 1 Partnership
- Series B $73 Million
- Selection by BMW for Series Production

2018
- Tier 1 Partnership – HIRAIN TECHNOLOGIES

2019
- SAMSUNG HARMAN Tier 1 Partnership
- Series C $169 Million

2020
- C Samples Production
- InnovizTwo Announced



2021
- $380M funding via SPAC to support growth plans

Global Presence
c. 280 Employees



$251 Million
Capital Raised

MAGNA
SAMSUNG
magma
SoftBank Korea
APTIV
vertex VENTURES
DELEK MOTORS

Unique Offering



InnovizOne



Perception

Partnerships with Tier 1 Companies and OEM Partners

MAGNA · APTIV · HIRAIN TECHNOLOGIES · HARMAN



INNOVIZ™ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

6

The Innoviz Team

Making the Impossible Possible

>280
Employees

>20
Departments


R&D
S&M
G&A
Operations


Sales
Production
R&D



Omer Keilaf
CEO & CO-FOUNDER



Oren Rosenzweig
CBO & CO-FOUNDER

- Sales
- Product
- Strategy
- Business Development
- Marketing
- Application Engineering



Oren Buskila
C-R&D-O & CO-FOUNDER

- VLSI / ASIC
- MEMs
- Detector
- System
- Hardware
- Software, Embedded & Tools
- Computer Vision
- Algorithms / Signal processing
- Mechanics



David Elooz
CHIEF PHOTONICS OFFICER

- Photonics/Optics
- Physics



Udy Gal-On
COO

- Operations & Supply Chain
- Engineering
- NPI
- Quality & Testing
- *Joining the Innoviz team on March 1, 2021*



Eldar Cegla
CFO

- Finance
- Legal



Shiri Hilton
VP HR

- Recruitment
- Retention & Training



Ido Luski
VP Delivery

- Program Management
- Technical Support

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

7

Meet our New COO

UDY GAL-ON



"From Thousands to Millions"

<u>*Professional Expirience*</u>:

Managed **SolarEdge** Operations activities for 9 years, from design handoff through prototyping to mass production:

- Established production capacity
- Purchasing and cost reduction activities
- Led engineering and manufacturing groups
- Total organization size was 15 when Udy joined and had grown to nearly 300 at the time of his departure

Managed **ECI** Engineering Unit for 6 years:

- Launched multiple product lines to production
- Led cost reduction execution reducing overall BOM cost of HW dramatically (nominated best team of 2008)
- Led customer crisis management – headed management level task forces

Managed **Marvell** (formerly Intel) Engineering Department of the Cellular & Handheld Group for 3 years:

- Product Development Engineering
- Post Silicon Execution
- High Volume Manufacturing

<u>*Education:*</u>

- M.Sc Quality and Reliability – Technion
- B.Sc Mechanical Engineering - Technion

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2019 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

8

Innoviz Leads on Commercial Partnerships, Maturity, performance and Pricing

First Significant OEM Contract with BMW

- Awarded BMW Series Production Program for **multiple vehicle lines**
- Modeled total lifetime projected revenues from BMW's contract total **$2.0 Billion**
- Global manufacturing capabilities enable **deployment worldwide**

BMW **$2.0B**

Four Major Tier I Partners

MAGNA

APTIV

HARMAN

HIRAIN TECHNOLOGIES

Mature Automotive-Grade High-Performance LiDAR

- Approaching **D-Sample** middle 2021
- **Full Automation** of the production and supply chain
- Ramping up **high-volume** production line with Magna
- **Automotive-Grade** towards end of 2021



Low Cost At Highest Performance – Best Market Fit

- Breaking cost barriers by developing the full **chip-set** and Computer Vision to allow high-performance at **905nm**

MEMS

DETECTOR

Signal Processing ASIC

Computer Vision

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

9

Winning Strategy Differentiation

Innoviz is able to offer a <$500 High Performance LiDAR to enable market adoption

STEP 1 — Safe & Affordable L2+

- Safer L2+ Platform
- Shorter time to market
- Low risk on Car Makers
- Early incumbency for a wide range of OEMs

STEP 2 — Collect Data & Validate

- Incremental SW improvements
- Save cost on Platform Validation
- Large scale validation in real conditions

STEP 3 — Software Upgrade to L3

- Allow upgrade to L3 only once SW is mature enough
- Reach L3 faster, with lower expenses and with lower program risk





INNOVIZ™ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

10

Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 11 11 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 11 11 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Innoviz's Total Addressable Market

LiDARs for Consumer Vehicles expected to be ~70% of Innoviz $55B 2030 TAM



$70B
$60B
$50B
$40B
$30B
$20B
$10B
$ 0
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
23% CAGR
~$20B
$1k ASP1
~$55B
$0.5k ASP1
$6B Trucking
$11B Robotaxis & Shuttles
$15B Consumer L3
$23B Consumer L2+
$38B Consumer

Only LiDAR companies who will be able to meet the low-priced, high performance LiDARs that OEMs demand will be able to monetize the consumer cars' TAM

Source: Company analysis, IHS Markit (Dec-2020) and Frost and Sullivan (August-2020). [1] Illustrative weighted average ASP per LiDAR

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part Of This Document May Be Reproduced Or Disclosed In Any Manner.

12

Each Industry Has Its Own Requirements


Highest Market Price
Range
L3 HWP for Consumer Vehicles
Trucking
Robotaxis
Industrial Drones
Full L3 for Consumer Vehicles
L2+ for Consumer Vehicles
Shuttles
Parking Chauffer
Heavy Machinery
Logistics & Sidewalk Delivery
Lowest Market Price
Field Of View

INNOVIZ TECHNOLOGIES
© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part Of This Document May Be Reproduced Or Disclosed In Any Manner.
13

Each Industry Has Its Own Requirements


Highest Market Price
Range
L3 HWP for Consumer Vehicles
Trucking
Robotaxis
InnovizTwo+
InnovizTwo
Industrial Drones
Full L3 for Consumer Vehic
L2+ for Consumer Vehicles
Shuttles
Parking Chauffe
Heavy Machinery
Logistics & Sidewalk Delivery
Lowest Market Price
Field Of View

INNOVIZ™ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part Of This Document May Be Reproduced Or Disclosed In Any Manner.

14

Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 15 15 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 15 15 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Innovation Comes From Those Who Dare To Make a Difference

Ground-up approach solving the performance-cost challenge

High Performance Proprietary Architecture

MEMS
- Proprietary MEMS
- High Field-Of-View Scanning
- Solid-State

\+

DETECTOR
- High Resolution
- High Sensitivity
- Long Range

\+

Signal Processing ASIC
- Proprietary Signal Processing
- Immunity to Crosstalk and Ambient Light

=



- Small form-factor
- Low cost
- Superior performance / 256 lines @10Hz

Industry-Leading LiDAR Perception



- Object Detection and Classification (Cars, Trucks, Pedestrians, Motorcycles, unknown moving objects)
- Shape, Orientation and Occlusion status
- Absolute and Relative Velocity & Acceleration

Proprietary and Efficient Design to Unlock the Mass Market

INNOVIZ TECHNOLOGIES

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16

Automotive Feature Adoption Increases with Increasing Production Volume



New Feature Cost
Gen I
Volume
Innovation
Gen II
Volume
Innovation
Gen III
Volume
Adoption
Upgrade
Standard
Upgrade
Standard
Upgrade
Standard
Premium Cars
Non-Premium Cars
Low Cost Cars

- Cost is the main driver for adoption in the automotive space
- Cost reduction occurs at greater production volume but mostly from innovation
- **Every cent counts** in driving increased customer adoption
- Technology expectations are becoming **more** demanding over time

INNOVIZ TECHNOLOGIES

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17

Innoviz's Superior IP Breaks Cost Barriers

Stereo Camera

$$ +

Mono Camera

Mono cameras dominated the market by saving only a few tens of dollars $

1550nm Fiber Laser

$$$



905nm Diode Laser

Using Innoviz 905nm technology saves hundreds of dollars by using a low-cost chipset $

$5K



Volume

$1K @1M

*Based on quote from a lead Supplier in China **Jan 2021***

$10

905nm Diode Laser



Volume

$4 @1M

INNOVIZ TECHNOLOGIES

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18

Customers Expect Improved Performance Over Time

Others Cannot Deliver The Performance Automakers Require


Pixels/Sec
>15Mp/sec
0.05°x0.05°@20Hz
>3Mp/sec
0.1°x0.1°@10Hz
1550nm TOF
1.2Mp/sec
(Spinners)
200Kp/sec
0.3°x0.5°@10Hz
FMCW
200Kp/sec
Time
2016
2021
2025

- FMCW has very limited performance and is not expected to reach the market until 2025
- Innoviz's performance in 2021 exceeds FMCW's expected performance in 2025
- FMCW requires a wavelength of 1300nm-1550nm, resulting in the need for a larger module
- Production cost will not enable market penetration
- Laser wavelength stability requires active cooling (will not meet the wide dynamic range of temperatures experienced in daily use)

INNOVIZ TECHNOLOGIES
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19

20 20 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.20 20 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

"Automotive Grade" – More Than Just a Buzzword

The only certified automotive-grade high-performance LiDAR on the market in the near future

ISO 26262

Automotive Functional Safety – Q4'20

ISO 9001:2015


CERTIFICATE
INNOVIZ TECHNOLOGIES LTD.

IATF 16949:2016

Compliant

By Q4'20

VDA Verband der Automobilindustrie **6**

Quality Management in the Automotive Industry

Process Audit

Automotive SPICE

Q2'21



- **BMW certification process is one of the most rigorous in the industry**
- Continuous and extensive auditing by BMW and Magna over the past 3 years
- Millions of kilometers required to successfully complete validation


Window Resilience
Thermal Shock
Vibration
Water Seal
Water Pressure
Wind
Mechanical Shock
Salt Spray
EMC

INNOVIZ TECHNOLOGIES

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21

Environmental testing 22 22 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Environmental testing 22 22 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Full automation of the entire Supply chain 23 23 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Full automation of the entire Supply chain 23 23 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Innoviz Expects To Be The First To Market

The Only Certified Automotive-Grade High-Performance LiDAR Expected on The Market In The Near Future



2019
2020
2021
2022
2023
Q1
Q2
Q3
Q4
OM HW Configurations
OM DV/PV
C1
C2
C3
C4
C5
D
Pre-DV1
Pre-DV2
DV
PV
INNOVIZ TECHNOLOGIES SOP
Competitor 1 SOP
Competitor 2 SOP

ISO 9001:2015



CERTIFICATE
INNOVIZ TECHNOLOGIES LTD.
ISO
IAF

IATF 16949:2016



VDA
Verband der Automobilindustria
Quality Management in the Automotive Industry
Process Audit
Compliant

Automotive SPICE - Q2'21



INNOVIZ TECHNOLOGIES

We are **years ahead** of our competitors

INNOVIZ TECHNOLOGIES

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24

Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 25 25 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 25 25 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Robust Sales Funnel Covers Entire Addressable Market

Order Book

Total lifetime projected revenues from awarded accounts

$2.0B

2025E Revenue

Projected revenues from awarded and pipeline accounts

$582M



Companies
Stage
137
Evaluation
~50% Expected Conversion
3-6 months
25
Advanced Technical Evaluation
~40% Expected Conversion
Up to 12 months
5
Commercial and Requirements Negotiation
~30% Expected Conversion
Up to 12 months
1
Awarded

Source: Company estimates.

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

26

Key Strategic Advantages of Innoviz’s Perception Software 1. High Switching Costs • Millions of Kms driven by partners to generate data • Data validity strongly tied to specific LiDAR hardware used 2. Recurring Revenue Model to support SW updates after SOP • New needs may arise based on input data from the field • New locations may require adjustments/updates 27 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part Of This Document May Be Reproduced Or Disclosed In Any Manner.Key Strategic Advantages of Innoviz’s Perception Software 1. High Switching Costs • Millions of Kms driven by partners to generate data • Data validity strongly tied to specific LiDAR hardware used 2. Recurring Revenue Model to support SW updates after SOP • New needs may arise based on input data from the field • New locations may require adjustments/updates 27 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part Of This Document May Be Reproduced Or Disclosed In Any Manner.

Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 28 28 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Innoviz Investment Highlights Large and Growing TAM for LIDAR 1 Innoviz is positioned to win in LIDAR 2 Large pipeline with significant contracted order book 3 Attractive business model, margins and valuation 4 28 28 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Summary P&L and Cash Flow In $M, Non-GAAP FYE December 2020E 2021E 2022E 2023E 2024E 2025E Hardware Income 5 9 23 75 220 539 Software Income - - - 4 17 43 Total Revenue 5 9 23 79 237 581 Growth (%) 90% 161% 238% 199% 146% COGS 5 8 17 44 118 281 Gross Profit 0 1 6 35 118 300 Gross Profit Margin (%) 4% 10% 26% 45% 50% 52% OPEX R&D 53 71 73 75 80 87 S&M 6 9 11 14 19 28 G&A 9 11 11 14 15 16 Total OPEX 68 90 95 103 114 131 Total OPEX as % of Revenues 1,445% 1,005% 407% 130% 48% 23% EBIT (68) (89) (89) (67) 4 169 EBIT Margin (%) (1,440)% (995)% (380)% (85)% 2% 29% Depreciation & Amortization 3 3 4 6 8 10 EBITDA (65) (87) (85) (62) 12 179 EBITDA Margin (%) (1,384)% (964)% (363)% (78)% 5% 31% Free Cash Flow Net Operating Cash Flow (65) (84) (85) (69) (19) 104 Total Capital Expenditure (4) (6) (8) (14) (19) (29) Free Cash Flow (69) (90) (93) (82) (38) 75 Note: Preliminary management projections 29 29 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Summary P&L and Cash Flow In $M, Non-GAAP FYE December 2020E 2021E 2022E 2023E 2024E 2025E Hardware Income 5 9 23 75 220 539 Software Income - - - 4 17 43 Total Revenue 5 9 23 79 237 581 Growth (%) 90% 161% 238% 199% 146% COGS 5 8 17 44 118 281 Gross Profit 0 1 6 35 118 300 Gross Profit Margin (%) 4% 10% 26% 45% 50% 52% OPEX R&D 53 71 73 75 80 87 S&M 6 9 11 14 19 28 G&A 9 11 11 14 15 16 Total OPEX 68 90 95 103 114 131 Total OPEX as % of Revenues 1,445% 1,005% 407% 130% 48% 23% EBIT (68) (89) (89) (67) 4 169 EBIT Margin (%) (1,440)% (995)% (380)% (85)% 2% 29% Depreciation & Amortization 3 3 4 6 8 10 EBITDA (65) (87) (85) (62) 12 179 EBITDA Margin (%) (1,384)% (964)% (363)% (78)% 5% 31% Free Cash Flow Net Operating Cash Flow (65) (84) (85) (69) (19) 104 Total Capital Expenditure (4) (6) (8) (14) (19) (29) Free Cash Flow (69) (90) (93) (82) (38) 75 Note: Preliminary management projections 29 29 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Gross Profit and EBITDA In $M, Non-GAAP 31% 52% 50% 5% 300 45% (78)% 179 26% 118 12 10% 35 (63) (65) 4% (89) (87) 6 1 (363)% 0 2020 2021 2022 2023 2024 2025 2020 2021 2022 2023 2024 2025 Gross Profit EBITDA Gross Margin EBITDA Margin Note: Preliminary management projections 30 30 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Gross Profit and EBITDA In $M, Non-GAAP 31% 52% 50% 5% 300 45% (78)% 179 26% 118 12 10% 35 (63) (65) 4% (89) (87) 6 1 (363)% 0 2020 2021 2022 2023 2024 2025 2020 2021 2022 2023 2024 2025 Gross Profit EBITDA Gross Margin EBITDA Margin Note: Preliminary management projections 30 30 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

Operational Benchmarking



2020E-2022E Revenue Growth
Median: 159.8%
Median: 17.2%
Median: 72.3%
171.0%
242.5%
159.8%
66.0%
17.5%
17.2%
8.9%
115.2%
82.4%
72.3%
34.5%
6.0%
Innoviz 2023E-2025E
AEVA 2023E-2025E
Luminar 2023E-2025E
Velodyne 2023E-2024E
Ambarella
NVIDIA
Xilinx
Xpeng
NIO
Li Auto
Tesla
Cree
2021E Gross Profit Margin
Median: 62.7%
Median: 66.0%
Median: 17.5%
51.6%
63.4%
62.7%
57.8%
69.2%
66.0%
60.4%
37.5%
21.8%
17.5%
16.5%
12.9%
Innoviz 2025E
Luminar 2025E
AEVA 2025E
Velodyne 2024E
Xilinx
NVIDIA
Ambarella
Cree
Tesla
NIO
Li Auto
Xpeng
2021E EBITDA Margin
Median: 39.4%
Median: 31.8%
Median: 14.0%
30.8%
43.6%
39.4%
21.8%
47.2%
31.8%
11.9%
19.0%
9.0%
NM
NM
NM
Innoviz 2025E
Luminar 2025E
AEVA 2025E
Velodyne 2024E
NVIDIA
Xilinx
Ambarella
Tesla
Cree
Li Auto
NIO
Xpeng
LiDAR
High-Growth Semis
Disruptive AutoTech

Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative margins are presented as "NM".

INNOVIZ TECHNOLOGIES

© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

31

Valuation Benchmarking

EV / 2021E Revenues



Median: 5.2x
Median: 13.2x
Median: 21.4x
1.8 x
14.5 x
5.2 x
3.2 x
20.3 x
13.2 x
8.3 x
36.1 x
26.2 x
21.4 x
20.8 x
14.0 x
Innoviz 2025E
Luminar 2025E
Velodyne 2024E
AEVA 2025E
NVIDIA
Ambarella
Xilinx¹
Xpeng
NIO
Tesla
Li Auto
Cree

EV / 2021E Revenue Growth Adjusted



Median: 0.08x
Median: 0.93x
Median: 0.32x
0.01 x
0.09 x
0.08 x
0.01 x
1.18 x
0.93 x
0.76 x
2.33 x
0.62 x
0.32 x
0.31 x
0.29 x
Innoviz 2025E
Velodyne 2024E
Luminar 2025E
AEVA 2025E
NVIDIA
Xilinx¹
Ambarella
Cree
Tesla
NIO
Xpeng
Li Auto

EV / 2021E EBITDA



Median: 23.8x
Median: 35.2x
5.8 x
33.4 x
23.8 x
8.0 x
43.4 x
27.1 x
NM
NM
NM
NM
NM
NM
Innoviz 2025E
Velodyne 2024E
Luminar 2025E
AEVA 2025E
NVIDIA
Xilinx¹
Ambarella
Tesla
Cree
Li Auto
NIO
Xpeng

■ LiDAR ■ High-Growth Semis ■ Disruptive AutoTech

Source: Latest publicly available financial statements. Market data as of 09-Dec-2020. Note: Equity Market Cap based on diluted shares outstanding. Projections for the High-Growth Semis and Disruptive AutoTech peers are based on IBES median estimates and/or other Wall Street research. Projections for the LiDAR peers are based on publicly available investor presentations. All research estimates have been calendarized to December. Negative multiples, or multiples greater than 50 are presented as "NM". [1] Xilinx undisrupted share price as of 08-Oct-2020, before it was reported that Advanced Micro Devices is interested in acquiring the company.

INNOVIZ TECHNOLOGIES

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32

Innoviz Intrinsic Value Potential Well Above Transaction Value


Transaction Value
Comparable Valuation Sensitivity Analysis
LiDAR Peers[1]
$3.5bn
$2.3bn
$3.0bn
Midpoint EV
Broader Peer Group[2]
$3.6bn
$2.5bn
$1.0bn
Current Enterprise Value based on LiDAR peers' '24E / '25E EV / Revenue multiple
Future Enterprise Value discounted back 4 years at 20% Discount Rate
Post-Money Enterprise Value
5.0x +/- 20% 2025E Revenue
9.0x - 13.0x 2025E Revenue

Note: Figures in bar charts represent current enterprise value

[1] Includes Luminar, Velodyne and Aeva . [2] Includes NVIDIA, Ambarella, Xilinx, Xpeng, Li Auto, NIO, Tesla and CREE.

INNOVIZ TECHNOLOGIES

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33

Thank You 34 34 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.Thank You 34 34 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No part of this document may be reproduced or disclosed in any manner.

BUSINESS MODEL BUILT ON DEEPLY-ROOTED, STRUCTURAL, COMPETITIVE ADVANTAGES As a Tier-2 Supplier, Innoviz is Strategically Positioned to Benefit From Multiple Relationships of its Tier-1 Clients With Many OEMs Innoviz (Tier-2) Tier-1 Tier-1 Tier-1 Tier-1 OEM OEM OEM OEM OEM OEM OEM OEM ➢ Tier-1 relationships serve as a “multiplier effect” in interactions with OEMs, as each Tier-1 has multiple OEM relationships ➢ Often, Innoviz bids on certain RFQs through multiple Tier-1s, thereby increasing the likelihood of being selected as vendor of choice ➢ Innoviz, while working through Tier-1s, maintains direct and continuous relationships with OEMs in order to enhance current product offerings and develop new ones 35 © Innoviz Technologies Ltd. 2018 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner 35 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.BUSINESS MODEL BUILT ON DEEPLY-ROOTED, STRUCTURAL, COMPETITIVE ADVANTAGES As a Tier-2 Supplier, Innoviz is Strategically Positioned to Benefit From Multiple Relationships of its Tier-1 Clients With Many OEMs Innoviz (Tier-2) Tier-1 Tier-1 Tier-1 Tier-1 OEM OEM OEM OEM OEM OEM OEM OEM ➢ Tier-1 relationships serve as a “multiplier effect” in interactions with OEMs, as each Tier-1 has multiple OEM relationships ➢ Often, Innoviz bids on certain RFQs through multiple Tier-1s, thereby increasing the likelihood of being selected as vendor of choice ➢ Innoviz, while working through Tier-1s, maintains direct and continuous relationships with OEMs in order to enhance current product offerings and develop new ones 35 © Innoviz Technologies Ltd. 2018 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner 35 © Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.

Driving Decision By BMW
High Level Sensor Fusion By BMW
Object Detection and Classification
CV by Innoviz
CV by Mobileye
CV
Raw Data
LiDAR
Camera
Radar
INNOVIZ TECHNOLOGIES
MOBILEYE



BMW is the first car marker to bring a fully autonomous car
The biggest challenge to mass production is within the LiDAR and its <u>Computer Vision</u>

INNOVIZ TECHNOLOGIES
© Innoviz Technologies Ltd. 2020 All Rights Reserved – Proprietary & Confidential. No Part of this Document May be Reproduced or Disclosed in Any Manner.
36

MARKET DYNAMICS – HIGH BARRIERS TO ENTRY

- LiDAR sensor is a mission critical element in autonomous driving which requires the highest level of automotive functional safety compliance
- LiDAR automotive requirements standards are high across multitude dimensions (e.g. FoV, resolution, frame rate, coexistence, computer vision capabilities, etc.)
  - Innoviz advance technology encapsulates a multidisciplinary approach
- **The advanced safety and technical requirements will lead, in our view, to only a few LiDAR companies dominating the market**
- New technologies are driven into the automotive market by few leading OEMs and BMW is known to be a technological defining thought leader
- Innoviz is the only LiDAR company that was awarded an automotive grade contract by a leading OEM (BMW)
- **Certain OEMs (FCA, Ford,[others]) look at BMW as proxy for their decisions on technologies**

Relevant Case Studies – Automotive Functions Dominated by Only Few Suppliers

Image Sensing	Air-Bag	Commercial Vehicle Brakes	Seating
Mobileye, Bosch, Continental, Autoliv	ZF, TRW, Autoliv	WABCO, Knorr-Bremse	Lear Corporation, Adient, Magna, Faurecia

INNOVIZ TECHNOLOGIES

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37

Innoviz Product Portfolio Spans All Key LIDAR Markets

Consumer Vehicles



InnovizOne

InnovizTwo

InnovizTwo+

FCA, GEELY, PSA, APTIV, RIVIAN, MAGNA, NIO, HIRAIN

Robotaxis & Shuttles



InnovizOne

InnovizTwo

InnovizTwo+

DiDi, ZF, EASY MILE, Motional, lyft, ARGO, ARRIVAL, ZOOX, pony, nauva, cruise, Uber, Yandex

Trucking



InnovizOne

InnovizTwo

InnovizTwo+

kodiak, OPTIMUS, PACCAR, MAN, TORC, Peloton, PRONTO, SHAANXI, E/NRIDE, tu simple, EMBARK, NIKOLA, plus.ai

Logistics & Sidewalk Delivery



InnovizOne

InnovizTwo

BUILT ROBOTICS, amazon robotics, SAMSUNG

Industrial Drones



InnovizOne

InnovizTwo

NEAR EARTH AUTONOMY, YellowScan, zipline, ELROY AIR

Heavy Machinery



InnovizOne

InnovizTwo

InnovizTwo+

HONDA, KOMATSU, CARGOTEC, Vestas, SIEMENS, SANDVIK

Notes: Logos are for illustrative purpose and represent target eco-system

INNOVIZ TECHNOLOGIES

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38